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Annual Report

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(VIEW FORM C)

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Cover Page

Name of issuer:

Solstar Space Company

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 3/1/2017

Physical address of issuer:

150 Washington Avenue
Suite 201
Santa Fe NM 87501

Website of issuer:

http://solstarspace.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$24,269.00	$81,010.00
Cash & Cash Equivalents:	$24,269.00	$33.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$12.00	$2,997.00
Long-term Debt:	$451,331.00	$230,388.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$547.00	$600.00
Net Income:	($274,699.00)	($144,620.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Solstar Space Company

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
M. Brian Barnett	CEO	Solstar Space Company.	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
M. Brian Barnett	CEO	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5. For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
M. Brian Barnett	6400000.0 Common stock	86.01

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The commercial spaceflight industry is in its early stages. A spacecraft accident resulting in the death of a paying commercial customer too early after commercial flights have begun could have negative impact on Solstar's ability to sell its services. The federal government may stop commercial flights while the accident is investigated.

Not all proposals to NASA and the DoD will convert into contracts. The company has already made proposals that have been and have not been converted into contracts.

Changes in political climate can have impacts on the space industry and funding. These factors may be outside of the company's control but affect it's operations. As up to 60% of Solstars early revenues will come from budget contracts, government budgets may have a large affect on their business.

The company relies heavily on their technology and intellectual property, but may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs.

The Company may face competition with respect to our key products that we seek to develop or commercialize in the future. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's business model is dependent on relationships with other companies and organizations without the space industry. Should those relationships be damaged or removed entirely, the company could have difficulty generating revenue and ultimately operating.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The company's success depends on the efforts of a small management team, namely the founder. The loss of services of him may have an adverse effect on the company. There can be no assurance that the company will be successful in attracting and retaining other personnel they require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	7,360,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	SolStar Energy Devices LLC.
Issue date	05/01/17
Amount	$10,000.00
Outstanding principal plus interest	$5,248.00 as of 04/30/20
Interest rate	0.0% per annum
Current with payments	Yes

This is a related party loan with SolStar Energy Devices LLC, a company owned wholly by Solstar Space Company's CEO, M. Brian Barnett. This loan has increased in principal balance since it was originally issued, and has no formal terms. It is expected to be repaid as Solstar Space Company becomes profitable.

Convertible Note

Issue date	05/31/18
Amount	$5,000.00
Interest rate	3.0% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	06/01/20

Convertible promissory note with George Peel. Automatic conversion occurs if the company issues preferred stock for proceeds of at least $250,000 (Qualified Event). The note shall automatically convert into paid and nonassessable shares of the preferred stock in such qualified event issued at a conversion price of 80% of the price per share paid by the other purchases of the preferred stock. Manual conversion occurs if, prior to a qualifying event, the company consummated a round of equity financing by selling shares of its preferred stock but not enough to be considered a Qualified Event, then, the outstanding principle amount of this note shall be convertible at the option of investor into fully paid and nonassessable shares of such Preferred Stock at a price per share equal to the price per share paid by other purchases of Preferred Stock in such financing. In the process of being converted to equity or a SAFE currently.

Convertible Note

Issue date	09/18/19
Amount	$100,000.00
Interest rate	3.0% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	09/21/22

Convertible promissory note with Braught, LLC version occurs if the company issues preferred stock for proceeds of at least $250,000 (Qualified Event). The note shall automatically convert into paid and nonassessable shares of the preferred stock in such qualified event issued at a conversion price of 80% of the price per share paid by the other purchases of the preferred stock. Manual conversion occurs if, prior to a qualifying event, the company consummated a round of equity financing by selling shares of its preferred stock but not enough to be considered a Qualified Event, then, the outstanding principle amount of this note shall be convertible at the option of investor into fully paid and nonassessable shares of such Preferred Stock at a price per share equal to the price per share paid by other purchases of Preferred Stock in such financing.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
7/2017	Section 4(a)(2)	Common stock	$46,000	General operations
8/2017	Section 4(a)(2)	Convertible Note	$10,000	General operations
5/2018	Section 4(a)(2)	Convertible Note	$5,000	General

5/2018	Section 4(a)(2)	Convertible Note	$5,000	General operations
1/2019	Regulation Crowdfunding	SAFE	$331,460	General operations
9/2019	Section 4(a)(2)	Convertible Note	$100,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Solstar Energy Devices LLC
Amount Invested	$10,000.00
Transaction type	Loan
Issue date	05/01/17
Outstanding principal plus interest	$5,248.00 as of 05/26/20
Interest rate	0.0% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Company owed by M. Brian Barnett

This is a related party loan with SolStar Energy Devices LLC, a company owned wholly by Solstar Space Company's CEO, M. Brian Barnett. This loan has increased in principal balance since it was originally issued, and has no formal terms. It is expected to be repaid as Solstar Space Company becomes profitable.

The Company has an operating lease with Regus for its office located in Santa Fe, New Mexico. The lease was entered by a related party, SolStar Energy Devices LLC., and the payments were assumed by The Company. SolStar Energy Devices LLC., is an entity that is wholly owned by The Company's CEO, M. Brian Barnett. The lease was entered into in August 2018, renewed on August 10, 2019 and expires in August 2020. The total amount of rent due in 2020 is $1,512.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Solstar Space Company is pioneering the technology to create a 'space wide web'. We enable 24/7 secure, economical, convenient, two-way, internet-based communications with every "thing" in space that incorporates our satellite transceivers. Solstar's two-way data communications also enable earth-based customers 24/7 direct access to experiments, SmallSats, machines, and colleagues located in space, via their smartphones, or any other internet-connected device.

Solstar aims to be the ISP of choice in Earth Orbit and beyond. Our purpose is to make communication, experiments, and travel easier. We aim to prove our effectiveness to multiple commercial space companies to build Solstar into an internationally recognized brand that will be an attractive acquisition for the rapidly-growing private space race.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future if any.

Milestones

Solstar Space Company was incorporated in the State of Delaware in March 2017. Any patents will be held by the company.

Since then, we have achieved the following:

- Solstar wins Top Award in
  Mobile Satellite Industry for 2020 by the Mobile Satellite Users Association
  (MSUA) Chairman's Award for Innovation

- Space News, the space industry's leading newspaper, ranked Solstar as one of their top 20 Space Industry predictions for 2020

- Ranked highest of all its competitors by a third-party equity crowdfunding analyst organization (late 2019)

- Schmitt Space Communicator Accessioned to Smithsonian Air & Space Museum (March 2020)

- Signed a Space Act Agreement with NASA to test our internet and wi-fi technologies in space.

- Solstar's technology has been proven on three spaceflights sending the first commercial text and commercial Tweet from space.

- In 2017, Solstar was competitively selected to receive a small business Phase I contract with NASA to develop a preliminary design for a commercial router on the International Space Station.

- Our technology enables 24/7 secure, economical, convenient, two-way, internet-based communications with every "thing" in space.

- Solstar Space Company harnesses the power of the very best existing infrastructure to facilitate constant communication with space assets.

- The founder has 30+ years of experience in the commercial space industry, starting his career with 6 years at NASA 1987-1993.

- Proprietary technology.

Historical Results of Operations

Our company was organized in March 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was negative in both fiscal year 2019 and fiscal year 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $24,269, including $24,269 in cash. As of December 31, 2018, the Company had $81,010 in total assets, including $33 in cash.

- *Net Loss.* The Company has had net losses of $274,699 and net losses of $144,620 for the fiscal years ended December 31, 2019, and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $451,343 for the fiscal year ended December 31, 2019, and $233,385 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To date, the company has been financed with $10,000 in debt, $6,000 in equity, and $120,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Solstar Space Company cash in hand is $10,509.33, as of May 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $20,000/month, for an average burn rate of $20,000 per month. Our intent is to be profitable in 12 months.

No material changes or trends in our finances or operations have occurred since December 31, 2019

Over the next 3-6 months our revenues and expenses are expected (but not guaranteed) to rise as we win government and commercial contracts and government grants. We hope to begin generating revenue by 2021, and believe we need a minimum of $100k - $200k to reach that point.

During the calendar year 2020, we are planning to raise additional capital from outside investors. The founder can also continue to contribute capital to the business to fund short-term operations.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include: (a) a description of the material content of such information; (b) a description of the format in which such disclosure is presented; and (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://solstarspace.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

   Financials 1

Appendix D: Director & Officer Work History



M. Brian Barnett

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird SAFE (Simple Agreement for Future Equity)
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- M. Brian Barnett

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Solstar Space Company

By

M. Brian Barnett

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

M. Brian Barnett

Founder & CEO

6/11/2020

INVITE ANOTHER PERSON TO SIGN

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

WEFUNDER READY TO SUBMIT ANNUAL REPORT TO SEC

I MADE A MISTAKE, LET ME EDIT ANNUAL REPORT

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